FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 001-09531

Telefonica, S.A.

(Translation of registrant's name into English)

Gran Via, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Change of the General Secretary and Secretary to the Board of Directors	3

Telefonica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores) and in accordance with set forth in paragraph 4 of article 6 of Royal Decree 377/1991, of March 15th, regarding the announcement of significant participations in quoted companies, hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of Telefonica, S.A., at its meeting held today, has accepted the resignation of Mr. Antonio J. Alonso Ureba from his position on the Board and his post as Secretary to the Board of Directors.

The Board of Directors has unanimously thanked Mr Antonio J. Alonso Ureba for his work and dedication.

Likewise, the Board of Directors has agreed to appoint Mr Ramiro Sanchez de Lerin Garcia-Ovies as Secretary non-Director of the Board and General Secretary of the Company

Madrid, September 28th, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonica, S.A.
Date:	September 29th, 2005	By:	/S/ Ramiro Sanchez de Lerin Garcia-Ovies
			Name:	Ramiro Sanchez de Lerin Garcia-Ovies
			Title:	General Secretary and Secretary to the Board of Directors